# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LandBridge Company LLC, CIK 0001995807
CUSIP: 514952100
Title of class of securities: Class A Shares
Address of issuer's principal executive offices: 5555 San Felipe Street, Suite 1200, Houston, Texas (TX), 77056
Date of event which requires filing of this statement: 05/23/2025
Filed by CIK 0002029175
Persons authorized to receive notices and communications: Frank Bayouth, 825 Town & Country Lane, Houston, Texas (TX), 77024, (713) 351-0702; David P. Oelman, 845 Texas Avenue, Suite 4700, Houston, Texas (TX), 77002, (713) 758-2222; Michael S. Telle, 845 Texas Avenue, Suite 4700, Houston, Texas (TX), 77002, (713) 758-2222

## Reporting persons
- LandBridge Holdings LLC (CIK 0002029175): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 51,241,496; shared voting power 0; sole dispositive power 51,241,496; shared dispositive power 0; aggregate amount beneficially owned 51,241,496 (67.1% of the class)
  Comment: (1) Consists of Class B shares representing limited liability company interests in LandBridge Company LLC (the "Issuer" and such shares, "Class B shares") and an equivalent number of units representing membership interests in DBR Land Holdings LLC ("OpCo" and such units, "OpCo Units"), which together are exchangeable for Class A shares representing limited liability company interests in the Issuer ("Class A shares") on a one-for-one basis pursuant to the Amended and Restated Limited Liability Company Agreement of OpCo, as amended (the "OpCo LLC Agreement").
  
  (2) This calculation is based on the quotient obtained by dividing (a) the number of Class A shares beneficially owned by the Reporting Person (as defined in Item 2) (assuming that all OpCo Units owned by the Reporting Person were redeemed for newly-issued Class A shares on a one-for-one basis) by (b) the sum of (i) 23,255,419 Class A shares outstanding as of May 7, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission (the "SEC") on May 8, 2025, (ii) 1,900,000 Class A shares issued in connection with the redemption of a corresponding number of OpCo Units (together with the cancellation of a corresponding number of Class B shares), as further described in Item 5 below, and (iii) the number of Class A shares set forth in clause (a).
- Five Point Energy Fund II AIV-VII LP (CIK 0002028478): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 51,241,496; sole dispositive power 0; shared dispositive power 51,241,496; aggregate amount beneficially owned 51,241,496 (67.1% of the class)
  Comment: (1) Consists of Class B shares and an equivalent number of OpCo Units, which together are exchangeable for Class A shares on a one-for-one basis pursuant to the OpCo LLC Agreement.
  
  (2) This calculation is based on the quotient obtained by dividing (a) the number of Class A shares beneficially owned by the Reporting Person (as defined in Item 2) (assuming that all OpCo Units owned by the Reporting Person were redeemed for newly-issued Class A shares on a one-for-one basis) by (b) the sum of (i) 23,255,419 Class A shares outstanding as of May 7, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on May 8, 2025, (ii) 1,900,000 Class A shares issued in connection with the redemption of a corresponding number of OpCo Units (together with the cancellation of a corresponding number of Class B shares), as further described in Item 5 below, and (iii) the number of Class A shares set forth in clause (a).
- Five Point Energy Fund III AIV-VIII LP (CIK 0002028439): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 51,241,496; sole dispositive power 0; shared dispositive power 51,241,496; aggregate amount beneficially owned 51,241,496 (67.1% of the class)
  Comment: (1) Consists of Class B shares and an equivalent number of OpCo Units, which together are exchangeable for Class A shares on a one-for-one basis pursuant to the OpCo LLC Agreement.
  
  (2) This calculation is based on the quotient obtained by dividing (a) the number of Class A shares beneficially owned by the Reporting Person (as defined in Item 2) (assuming that all OpCo Units owned by the Reporting Person were redeemed for newly-issued Class A shares on a one-for-one basis) by (b) the sum of (i) 23,255,419 Class A shares outstanding as of May 7, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on May 8, 2025, (ii) 1,900,000 Class A shares issued in connection with the redemption of a corresponding number of OpCo Units (together with the cancellation of a corresponding number of Class B shares), as further described in Item 5 below, and (iii) the number of Class A shares set forth in clause (a).
- Five Point Energy GP II LP (CIK 0002028446): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 51,241,496; sole dispositive power 0; shared dispositive power 51,241,496; aggregate amount beneficially owned 51,241,496 (67.1% of the class)
  Comment: (1) Consists of Class B shares and an equivalent number of OpCo Units, which together are exchangeable for Class A shares on a one-for-one basis pursuant to the OpCo LLC Agreement.
  
  (2) This calculation is based on the quotient obtained by dividing (a) the number of Class A shares beneficially owned by the Reporting Person (as defined in Item 2) (assuming that all OpCo Units owned by the Reporting Person were redeemed for newly-issued Class A shares on a one-for-one basis) by (b) the sum of (i) 23,255,419 Class A shares outstanding as of May 7, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on May 8, 2025, (ii) 1,900,000 Class A shares issued in connection with the redemption of a corresponding number of OpCo Units (together with the cancellation of a corresponding number of Class B shares), as further described in Item 5 below, and (iii) the number of Class A shares set forth in clause (a).
- Five Point Energy GP III LP (CIK 0002028366): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 51,241,496; sole dispositive power 0; shared dispositive power 51,241,496; aggregate amount beneficially owned 51,241,496 (67.1% of the class)
  Comment: (1) Consists of Class B shares and an equivalent number of OpCo Units, which together are exchangeable for Class A shares on a one-for-one basis pursuant to the OpCo LLC Agreement.
  
  (2) This calculation is based on the quotient obtained by dividing (a) the number of Class A shares beneficially owned by the Reporting Person (as defined in Item 2) (assuming that all OpCo Units owned by the Reporting Person were redeemed for newly-issued Class A shares on a one-for-one basis) by (b) the sum of (i) 23,255,419 Class A shares outstanding as of May 7, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on May 8, 2025, (ii) 1,900,000 Class A shares issued in connection with the redemption of a corresponding number of OpCo Units (together with the cancellation of a corresponding number of Class B shares), as further described in Item 5 below, and (iii) the number of Class A shares set forth in clause (a).
- Five Point Energy GP II LLC (CIK 0002028396): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 51,241,496; sole dispositive power 0; shared dispositive power 51,241,496; aggregate amount beneficially owned 51,241,496 (67.1% of the class)
  Comment: (1) Consists of Class B shares and an equivalent number of OpCo Units, which together are exchangeable for Class A shares on a one-for-one basis pursuant to the OpCo LLC Agreement.
  
  (2) This calculation is based on the quotient obtained by dividing (a) the number of Class A shares beneficially owned by the Reporting Person (as defined in Item 2) (assuming that all OpCo Units owned by the Reporting Person were redeemed for newly-issued Class A shares on a one-for-one basis) by (b) the sum of (i) 23,255,419 Class A shares outstanding as of May 7, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on May 8, 2025, (ii) 1,900,000 Class A shares issued in connection with the redemption of a corresponding number of OpCo Units (together with the cancellation of a corresponding number of Class B shares), as further described in Item 5 below, and (iii) the number of Class A shares set forth in clause (a).
- Five Point Energy GP III LLC (CIK 0002028367): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 51,241,496; sole dispositive power 0; shared dispositive power 51,241,496; aggregate amount beneficially owned 51,241,496 (67.1% of the class)
  Comment: (1) Consists of Class B shares and an equivalent number of OpCo Units, which together are exchangeable for Class A shares on a one-for-one basis pursuant to the OpCo LLC Agreement.
  
  (2) This calculation is based on the quotient obtained by dividing (a) the number of Class A shares beneficially owned by the Reporting Person (as defined in Item 2) (assuming that all OpCo Units owned by the Reporting Person were redeemed for newly-issued Class A shares on a one-for-one basis) by (b) the sum of (i) 23,255,419 Class A shares outstanding as of May 7, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on May 8, 2025, (ii) 1,900,000 Class A shares issued in connection with the redemption of a corresponding number of OpCo Units (together with the cancellation of a corresponding number of Class B shares), as further described in Item 5 below, and (iii) the number of Class A shares set forth in clause (a).
- David N. Capobianco (CIK 0001298438): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 51,241,496; shared voting power 0; sole dispositive power 51,241,496; shared dispositive power 0; aggregate amount beneficially owned 51,241,496 (67.1% of the class)
  Comment: (1) Consists of Class B shares and an equivalent number of OpCo Units, which together are exchangeable for Class A shares on a one-for-one basis pursuant to the OpCo LLC Agreement.
  
  (2) This calculation is based on the quotient obtained by dividing (a) the number of Class A shares beneficially owned by the Reporting Person (as defined in Item 2) (assuming that all OpCo Units owned by the Reporting Person were redeemed for newly-issued Class A shares on a one-for-one basis) by (b) the sum of (i) 23,255,419 Class A shares outstanding as of May 7, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on May 8, 2025, (ii) 1,900,000 Class A shares issued in connection with the redemption of a corresponding number of OpCo Units (together with the cancellation of a corresponding number of Class B shares), as further described in Item 5 below, and (iii) the number of Class A shares set forth in clause (a).

## Item 1. Security and Issuer
Title of class of securities: Class A Shares
Name of issuer: LandBridge Company LLC
Address of issuer's principal executive offices: 5555 San Felipe Street, Suite 1200, Houston, Texas (TX), 77056
Comment:
This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and restates (where indicated) the Schedule 13D originally filed with the SEC on July 3, 2024, as amended on December 23, 2024 (as so amended, the "Schedule 13D"), by the Reporting Persons and relates to the Class A shares of the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

This Amendment No. 2 is being filed by the Reporting Persons to (i) report the sale of 1,900,000 Class A shares, at a price per share of $75.25 (the "May 2025 Sale"), on May 23, 2025 by LandBridge Holdings LLC ("LandBridge Holdings") pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), through a broker-dealer and (ii) reflect the cancellation of 34,674 OpCo Units and 51,682 OpCo Units (each, together with the cancellation of a corresponding number of Class B shares) held by LandBridge Holdings on February 11, 2025 and April 8, 2025, respectively, in lieu of the payment of a tax distribution by OpCo to the Issuer in excess of the Issuer's current income tax obligation for the three months ended December 31, 2024 and March 31, 2025, respectively.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover pages is incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth on the cover pages is incorporated by reference into this Item 5(b).

LandBridge Holdings holds 51,241,496 Class B shares and the same number of OpCo Units. The terms of the OpCo LLC Agreement provide each holder of an OpCo Unit, subject to certain limitations, the right (the "Redemption Right") to cause OpCo to acquire all or a portion of its OpCo Units (along with the cancellation of a corresponding number of the Issuer's Class B shares) for, at OpCo's election, (i) Class A shares at a redemption ratio of one Class A share for each OpCo Unit redeemed, subject to conversion rate adjustments for equity splits, dividends and reclassifications and other similar transactions ("applicable conversion rate adjustments"), or (ii) cash in an amount equal to the Cash Election Amount (as defined in the OpCo LLC Agreement) of such Class A shares. As a result, for the purpose of Rule 13d-3 under the Act, LandBridge Holdings, DNC, the Fund II Entities and the Fund III Entities may be deemed to be the beneficial owners of an aggregate of 51,241,496 Class A shares. The aggregate number of Class A shares beneficially owned by each of LandBridge Holdings, DNC, the Fund II Entities and the Fund III Entities represents approximately 67.1% of the outstanding Class A shares, based on the quotient obtained by dividing (a) the number of Class A shares beneficially owned by the Reporting Persons (assuming that all OpCo Units owned by the Reporting Persons were redeemed for newly-issued Class A shares on a one-for-one basis) by (b) the sum of (i) 23,255,419 Class A shares outstanding as of May 7, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on May 8, 2025, (ii) 1,900,000 Class A shares issued in connection with the redemption of a corresponding number of OpCo Units (together with the cancellation of a corresponding number of Class B shares), as further described in Item 5 below, and (iii) the number of Class A shares set forth in clause (a). As of the date hereof, LandBridge Holdings owned (x) all outstanding Class B shares and (y) 67.1% of the outstanding OpCo Units, with the remaining 32.9% of the OpCo Units held by the Issuer.

Each of Fund II and Fund III (who collectively own 97.4% of the capital interests of LandBridge Holdings), GP II LP (as sole general partner of Fund II), GP III LP (as sole general partner of Fund III), GP II LLC (as sole general partner of GP II LP), GP III LLC (as sole general partner of GP III LP) and DNC (as the sole member of each of GP II LLC and GP III LLC) may be deemed to be the beneficial owner of the securities beneficially owned by LandBridge Holdings.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.
Transactions in the class effected during the past sixty days:
The information set forth in Item 6 of this Amendment No. 2 is hereby incorporated by reference into this Item 5(c).

In connection with the May 2025 Sale, LandBridge Holdings (i) received 1,900,000 Class A shares in connection with the redemption of a corresponding number of OpCo Units (together with the cancellation of a corresponding number of Class B shares) and (ii) sold 1,900,000 Class A shares at a price per share of $75.25, pursuant to Rule 144 under the Securities Act through a broker-dealer.

Pursuant to the OpCo LLC Agreement, on February 11, 2025, the Issuer cancelled 34,674 OpCo Units (together with the cancellation of a corresponding number of Class B shares) held by LandBridge Holdings in lieu of the payment of a tax distribution by OpCo to the Issuer in excess of the Issuer's current income tax obligation for the three months ended December 31, 2024. LandBridge Holdings did not receive any consideration for the cancellation of these shares.

Pursuant to the OpCo LLC Agreement, on April 8, 2025, the Issuer cancelled 51,682 OpCo Units (together with the cancellation of a corresponding number of Class B shares) held by LandBridge Holdings in lieu of the payment of a tax distribution by OpCo to the Issuer in excess of the Issuer's current income tax obligation for the three months ended March 31, 2025. LandBridge Holdings did not receive any consideration for the cancellation of these shares.

Except as set forth above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2, has effected any transaction in Class A shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended by adding the following:

Lock-Up Agreement

In connection with the May 2025 Sale, on May 23, 2025, each Reporting Person named herein agreed with Barclays Capital Inc. that it will not offer, sell, contract to sell or otherwise transfer or dispose of, any Class A shares, without, in each case, the prior written consent of Barclays Capital Inc., for a period of 30 days after the date of consummation of the May 2025 Sale (subject to certain exceptions).

## Signatures
- LandBridge Holdings LLC: /s/ Jason Long, Jason Long, Chief Executive Officer (05/28/2025)
- Five Point Energy Fund II AIV-VII LP: By: Five Point Energy GP II LP, its general partner, By: Five Point Energy GP II LLC, its general partner, /s/ David N. Capobianco, David N. Capobianco, Sole Member (05/28/2025)
- Five Point Energy Fund III AIV-VIII LP: By: Five Point Energy GP III LP, its general partner, By: Five Point Energy GP III LLC, its general partner, /s/ David N. Capobianco, David N. Capobianco, Sole Member (05/28/2025)
- Five Point Energy GP II LP: By: Five Point Energy GP II LLC, its general partner, /s/ David N. Capobianco, David N. Capobianco, Sole Member (05/28/2025)
- Five Point Energy GP III LP: By: Five Point Energy GP III LLC, its general partner, /s/ David N. Capobianco, David N. Capobianco, Sole Member (05/28/2025)
- Five Point Energy GP II LLC: /s/ David N. Capobianco, David N. Capobianco, Sole Member (05/28/2025)
- Five Point Energy GP III LLC: /s/ David N. Capobianco, David N. Capobianco, Sole Member (05/28/2025)
- David N. Capobianco: /s/ David N. Capobianco, David N. Capobianco (05/28/2025)